UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 2, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

DT Acceptance Corporation
and
DriveTime Automotive Group, Inc.

File No. 333-169730 - CF#25790

_____

DT Acceptance Corporation and DriveTime Automotive Group, Inc. submitted an application under Rule 406 requesting confidential treatment for information they excluded from the Exhibits to a Form S-4 filed on October 4, 2010, as amended.

Based on representations by DT Acceptance Corporation and DriveTime Automotive Group, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.1.3	through January 1, 2018
Exhibit 10.9.1	through January 1, 2018
Exhibit 10.10	through January 1, 2018
Exhibit 10.11	through January 1, 2018
Exhibit 10.12.1	through January 1, 2018
Exhibit 10.13.1	through January 1, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brigitte Lippmann
Special Counsel